June 8, 2020
VIA EDGAR AND OVERNIGHT MAIL

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549-8561
Attention:
Mr. Sergio Chinos, Esq.
Sherry Howard, Esq.

Re:
General Finance Corporation
Amendment No. 1 to Registration Statement on Form S-3
Filed August 13, 2019
File No. 333-227399

Dear Mr. Chinos and Ms. Howard:

This letter is being submitted in response to comments received from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) by letter dated August 29, 2019 with respect to Amendment No. 1 to Registration Statement on Form S-3 filed by General Finance Corporation (the “Company”) with the SEC on August 13, 2019 (the “Form S-3 Amendment No. 1”).
Concurrently with the delivery of this letter, the Company respectfully advises the Staff that it filed via EDGAR Amendment No. 2 to Registration Statement on Form S-3 (the “Amendment No. 2”) reflecting the changes made in response to the Staff’s comments.  Three copies of the Amendment No. 2 and a copy of the Amendment No. 2, marked to show changes since the Form S-3 Amendment No. 1, are enclosed for your convenience.
Staff Comments and Company Responses
Amendment No. 1 to Registration Statement on Form S-3 filed August 13, 2019

General

1.
It appears you do not meet the conditions prescribed under Rules 3-01(c) and 3-12(b).  As such,  audited financial statements for your fiscal year ended June 30, 2019, are required prior to effectiveness.  Refer to Section 223.01 of the Compliance and Disclosure Interpretations to Securities Act Forms.

The Company respectfully advises that in response to the August 29, 2019 comments of the Staff, the Company has revised the registration statement to incorporate by reference the audited financial statements for the Company’s fiscal year ended June 30, 2019 that were filed in the Annual Report on Form 10-K with the SEC on September 12, 2019

            In responding to the Staff’s comment, the Company acknowledges that:

  it is responsible for the adequacy and accuracy of the disclosure in the filings;

  Staff comments or changes to disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

  it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * * * * *
 The Company respectfully requests the Staff’s assistance in completing the review of this response letter at its earliest convenience. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding this response letter to the undersigned at (626) 204-6308.

Sincerely,

/s/ Christopher A. Wilson
Christopher A. Wilson
General Finance Corporation
General Counsel & Vice President